Exhibit 99.1

Investor contact:	Jérôme Arnaud

+1 (650) 567 8103

+33 (1) 49 08 35 16

jarnaud@ilog.com

Press contact:	Susan Peters

ILOG, Inc.

+1 (650) 567 8109

speters@ilog.com

BUSINESS OBJECTS EXECUTIVE PIERRE-MICHEL PEUGNET

JOINS ILOG BOARD

Peugnet Replaces Thomas Weatherford As Board’s Financial Expert

PARIS and MOUNTAIN VIEW, Calif., April 27, 2006 -- ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced that Pierre-Michel Peugnet, a top executive for business intelligence software leader, Business Objects, is joining ILOG’s Board of Directors. Peugnet is replacing Thomas Weatherford – who is stepping down – as the Board’s financial expert.

Peugnet is vice president of the Planning Business Unit for Business Objects’ EMEA region where he heads the European operations of the division that markets the Business Objects suite of financial applications. He was previously group vice president, Corporate Finance, and corporate controller for Business Objects, based in San Jose, California. In this role, he oversaw the worldwide consolidation and external reporting on both the Nasdaq and Euronext Paris stock exchanges. He also supervised worldwide planning, budgeting, reporting and worldwide treasury management. Prior to that, he was Chief Financial Officer of the EMEA and Asia Pacific regions for Business Objects for more than six years.

Before joining Business Objects, Peugnet was Senior Auditor at the Calan Ramolino auditing firm, now part of the Deloitte Touche Tohmatsu financial advisory firm. He has a Master's Degree in Finance and Economics from Paris Dauphine University and is a Board member of the French American Chamber of Commerce of San Francisco.

"ILOG will benefit from Pierre-Michel’s financial and business expertise. We welcome him to ILOG’s Board and look forward to his contribution," said Pierre Haren, ILOG chairman and CEO. “I also want to thank Thomas Weatherford for his active participation to our Board’s deliberations over the years, and wish him well in his future endeavors."

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management system (BRMS), optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 730 people worldwide. For more information, please visit http://www.ilog.com.

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